

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2026

Rodney C. Reed
Senior Vice President and Chief Financial Officer
NOV Inc.
10353 Richmond Avenue
Houston, Texas 77042-4103

     Re: NOV Inc.
         Form 10-K for the Fiscal Year ended December 31, 2025
         Filed February 12, 2026
         File No. 001-12317

Dear Rodney C. Reed:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation